                                            Filed Pursuant to Rule 424(b)(1)
                                            under the Securities Act of 1933
                                            Registration Statement No. 333-15543

(LOGO)
                                  $100,000,000

                              THE PMI GROUP, INC.

                       6 3/4% NOTES DUE NOVEMBER 15, 2006
                            ------------------------
     Interest on the Notes is payable on May 15 and November 15 of each year, commencing May 15, 1997. No sinking fund is provided for the Notes, and the Notes are not redeemable prior to maturity. The Company is a holding company which conducts its operations through its subsidiaries. Accordingly, the Notes will effectively be subordinated to the present and future liabilities of the Company's subsidiaries and the Company will be dependent on dividends from its subsidiaries to meet its obligations with respect to the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Dividend Limitations".

     The Notes initially will be represented by one or more Global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds so long as the Notes are represented by Global Notes. See "Description of Notes".
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                          INITIAL PUBLIC
                                             OFFERING            UNDERWRITING          PROCEEDS TO
                                             PRICE(1)            DISCOUNT(2)          COMPANY(1)(3)
                                         ----------------      ----------------      ----------------
Per Note...............................      99.984%                0.650%               99.334%
Total..................................    $99,984,000             $650,000            $99,334,000

---------------

(1) Plus accrued interest from November 15, 1996.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $310,000 payable by the Company.
                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about November 19, 1996, against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.                          MORGAN STANLEY & CO. INCORPORATED
                            ------------------------

               The date of this Prospectus is November 14, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING, NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                            ------------------------

                             AVAILABLE INFORMATION

     The PMI Group, Inc. ("TPG", and on a consolidated basis, the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (of which this Prospectus is a part) (together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Notes, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     TPG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by TPG with the Commission in accordance with the Exchange Act can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov. In addition, TPG's common stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE

     The following documents filed by TPG with the Commission are incorporated by reference in this Prospectus:

          (a) Annual Report on Form 10-K for the year ended December 31, 1995;
     and

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     All documents filed by TPG pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or so superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of Notes, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference in this Prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to The PMI Group, Inc., 601 Montgomery Street, San Francisco, CA 94111, Attention: Corporate Relations; telephone: (800) 876-4764.

                                  THE COMPANY

     TPG is a holding company which conducts its business through its direct wholly-owned subsidiaries, PMI Mortgage Insurance Co. ("PMI"), an Arizona corporation, and American Pioneer Title Insurance Company ("APTIC"), a Florida insurance company, and various other direct or indirect reinsurance and service subsidiaries. PMI also owns 45% of the outstanding shares of common stock of CMG Mortgage Insurance Company, a Wisconsin insurance company.

     The Company, through PMI, is the third largest private mortgage insurer in the United States with new primary insurance written of $13.9 billion and $14.5 billion for the first nine months of 1996 and for the year ended December 31, 1995, respectively, and direct primary insurance in force of $76.0 billion at September 30, 1996. In addition to primary mortgage insurance, the Company, through its subsidiaries, provides title insurance and various services and products for the home mortgage finance industry.

     PMI was founded in 1972 and was acquired by Allstate Insurance Company ("Allstate") in 1973. In April 1995, Allstate sold a majority of TPG in an initial public offering. Allstate continues to own approximately 30% of the outstanding capital stock of TPG. The principal executive offices of TPG are located at 601 Montgomery Street, San Francisco, California 94111, telephone
(415) 788-7878.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby, after deducting the underwriting discount and estimated offering expenses, will be approximately $99,024,000. Such proceeds will be used for general corporate purposes, which may include repurchase of TPG's outstanding common stock, repayment of outstanding indebtedness under one of TPG's credit agreements used to finance such repurchases and investments in debt and equity securities. On July 25, 1996, TPG authorized the repurchase of up to $150 million of its outstanding common stock. Outstanding borrowings under the credit agreement totaled $15 million as of October 31, 1996. These borrowings are due on or before December 31, 2001 unless extended as provided in the agreement, and currently bear interest at 5.6975% per annum.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company at September 30, 1996, and the capitalization as adjusted to give effect to the issuance of the Notes offered hereby.

                                                                       SEPTEMBER 30, 1996
                                                                     -----------------------
                                                                                      AS
                                                                      ACTUAL       ADJUSTED
                                                                     --------     ----------
                                                                         (IN THOUSANDS)
Long-term debt (6 3/4% Notes due November 15, 2006)................  $     --     $  100,000
                                                                     --------     ----------
Shareholders' equity:
  Preferred stock, par value $0.01 per share -- 5,000,000 shares
     authorized, no shares issued and outstanding..................        --             --
  Common stock, par value $0.01 per share -- 125,000,000 shares
     authorized, 35,035,039 shares issued..........................       350            350
  Additional paid-in capital.......................................   257,329        257,329
  Unrealized net gains on investments..............................    41,075         41,075
  Retained earnings................................................   671,209        671,209
  Treasury stock, 81,800 shares....................................    (4,252)        (4,252)
                                                                     --------     ----------
     Total shareholders' equity....................................   965,711        965,711
                                                                     --------     ----------
          Total capitalization.....................................  $965,711     $1,065,711
                                                                     ========     ==========

                               INDUSTRY OVERVIEW

     Private mortgage insurance is typically used by mortgage lenders to reduce their credit risk in low down payment, high loan-to-value mortgage loans as well as to enhance their ability to sell the loans into the secondary mortgage market, principally to the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Fannie Mae and Freddie Mac are the predominant purchasers and sellers of conventional mortgage loans in the United States, providing a direct link between the primary mortgage origination markets and the capital markets.

     Mortgage insurance is purchased by mortgage bankers, savings institutions, commercial banks and other mortgage lenders. Home purchasers who make down payments of less than 20% of the value of their home are usually required by the mortgage lender to qualify and pay for primary mortgage insurance on their mortgage loans. If the homeowner defaults on the mortgage loan, mortgage insurance reduces and, in some cases, eliminates any loss to the insured lender.

     The role of Fannie Mae and Freddie Mac has increased in part because risk-based capital regulations, adopted in recent years by the various federal bank and savings institution regulatory agencies, assign lower asset risk weights to mortgage-related securities issued or guaranteed by Fannie Mae or Freddie Mac than to the underlying mortgage loans themselves. Consequently, banks and savings institutions have a financial incentive to sell mortgage loans to Fannie Mae and Freddie Mac and to acquire such mortgage-related securities as portfolio investments. Fannie Mae's and Freddie Mac's importance has also increased due to the increase in the level of mortgage loans being originated by mortgage bankers, which sell substantially all of their mortgage loan production into the secondary market. Loans insured by PMI are eligible for purchase by Fannie Mae and Freddie Mac. In 1995, Fannie Mae and Freddie Mac purchased approximately 60% of the loans insured by PMI, compared to approximately 63% purchased by these agencies in 1994.

                                    BUSINESS

     The Company, through PMI, is the third largest private mortgage insurer in the United States with new primary insurance written of $13.9 billion and $14.5 billion for the first nine months of 1996 and for the year ended December 31, 1995, respectively, and direct primary insurance in force of $76.0 billion at September 30, 1996. At September 30, 1996, PMI had over 690,000 policies in force. In addition to mortgage insurance, the Company, through APTIC and PMI Mortgage Services Co. ("MSC"), provides title insurance and various services and products for the home mortgage finance industry. Management believes PMI is a leader in the mortgage insurance industry due to its focus on customer service, value-added products and services, disciplined risk management techniques, experienced sales and management teams, as well as its financial strength. PMI pioneered the use of automated underwriting systems in the mortgage insurance industry, having implemented its proprietary automated underwriting model in 1987. The Company has also used its proprietary automated residential appraisal analysis system since late 1991.

     PMI is licensed in all 50 states of the United States and the District of Columbia. At September 30, 1996 the Company's total assets were $1,389 million and its shareholders' equity was $966 million. At September 30, 1996, 87.6% of the Company's $1,168 million investment portfolio was invested in fixed income securities, 98.4% of which were investment grade. PMI's claims-paying ability is currently rated "AA+" (Very Strong) by Fitch Investors Service, Inc. ("Fitch"), "Aa2" (Excellent) by Moody's Investors Service, Inc. ("Moody's") and "AA+" (Excellent) by Standard & Poor's Ratings Services ("S&P"). The claims-paying ratings assigned by Fitch, Moody's and S&P are based upon factors relevant to policyholders and are not applicable to the Notes.

PRODUCTS

     Primary mortgage insurance provides mortgage default protection to lenders or investors on individual loans. Mortgage insurance does not cover losses that result from casualty damage to the property. PMI's obligation to an insured with respect to a claim is determined by applying the appropriate coverage percentage to the claim amount (the outstanding loan principal, plus delinquent interest and certain expenses). In lieu of paying the coverage percentage of the claim amount, PMI has the option of: (i) paying the entire claim amount and taking title to the mortgage property, or (ii) in the case of certain sales, paying the difference between the sales proceeds received by the insured and the claim amount up to a maximum of the coverage percentage.

     PMI issues primary insurance for first mortgage loans on owner occupied, one-to-four unit residential properties, including condominiums. Primary coverage can be used on any type of residential mortgage loan instrument approved by PMI and is generally underwritten on a loan-by-loan basis. PMI offers coverage generally ranging from 6% to 35% of the claim amount, with new coverage having been predominantly in the 25% to 30% range as of September 30, 1996. The coverage percentage insured by PMI is determined by the lender, usually in order to comply with Fannie Mae's and Freddie Mac's requirements to reduce the loss exposure on loans purchased by them. At September 30, 1996, PMI's average coverage percentage on insurance in force was 22.1%.

     PMI's premium rates are based upon the expected risk of a claim on the insured loan and take into account the loan-to-value ratio, loan type, mortgage term, occupancy status and coverage percentage. In addition, PMI's premium rates take into account persistency, operating expenses and reinsurance costs, assets pledged by the borrower in lieu of a down payment, as well as company profit and capital needs, and the prices offered by competitors. PMI is pursuing various risk-sharing arrangements for certain of its customers, including offering various premium rates based on the risk characteristics, loss performance or class of business of the loans to be insured, or the costs associated with doing such business. While all of the foregoing factors are generally considered in determining rates, there can be no assurance that the premiums charged will be adequate to compensate PMI for the risks and costs associated with the coverage provided to its customers.

     Mortgage insurance coverage cannot be canceled by PMI, except for nonpayment of premiums or certain material violations of PMI's master policy (the contract of primary insurance issued to a lender) and remains renewable at the option of the insured for the life of the loan at a rate fixed when the insurance on the loan was initially issued. As a result, the impact of increased claims and increased losses from policies originated in a particular year generally cannot be offset by renewal premium increases on policies in force or mitigated by nonrenewal of insurance coverage.

CUSTOMERS

     PMI's customers are mortgage originators. Mortgage originators include (i) mortgage bankers, savings institutions, commercial banks and other mortgage lenders and (ii) mortgage brokers, who originate loans on behalf of mortgage lenders but do not themselves permanently fund the loans. The mortgage origination industry continues to experience significant consolidation, resulting in the market share for mortgage originators being concentrated among a smaller number of higher volume financial institutions. For the nine months ended September 30, 1996, mortgage bankers, savings institutions, commercial banks and other mortgage lenders accounted for 53.9%, 21.8%, 14.4% and 9.9%, respectively, of PMI's new insurance written.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data for the periods indicated. The selected consolidated statement of operations and balance sheet data, at or for each of the years presented below, was derived from consolidated financial statements of the Company, which were audited by Deloitte & Touche LLP, independent auditors. The selected financial information for the nine month periods ended and as of September 30, 1996 and 1995 has been derived from unaudited consolidated financial statements, which financial statements, in the opinion of management of the Company, have been prepared on the same basis as the annual financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. Certain PMI operating and statutory data, which has been derived from PMI's statutory financial statements, is also presented.

     The selected financial and operating data set forth below should be read in conjunction with the Company's consolidated financial statements and the related notes thereto incorporated by reference in this Prospectus. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                           -----------------------   --------------------------------------------------------
                                              1996         1995         1995         1994        1993       1992       1991
                                           ----------   ----------   ----------   ----------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT AS OTHERWISE INDICATED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net premiums written...................  $  274,519   $  228,828   $  314,021   $  277,747   $291,089   $208,602   $143,305
                                           ==========   ==========   ==========   ==========   ========   ========   ========
  Premiums earned........................  $  293,237   $  241,285   $  328,756   $  296,345   $268,554   $173,039   $120,195
  Investment income, less investment
    expense..............................      49,937       46,442       62,041       56,774     45,733     40,847     40,402
  Realized capital gains, net............      14,174       10,164       11,934        3,064      1,229        686      1,335
  Other income...........................       5,064        1,744        2,309        3,802         --         --         --
                                           ----------   ----------   ----------   ----------   --------   --------   --------
  Total revenues.........................     362,412      299,635      405,040      359,985    315,516    214,572    161,932
  Total losses and expenses(1)...........     194,370      164,785      224,499      221,434    202,543    119,912     39,879
                                           ----------   ----------   ----------   ----------   --------   --------   --------
  Income from continuing operations
    before income taxes..................     168,042      134,850      180,541      138,551    112,973     94,660    122,053
  Income tax expense (benefit)(2)........      48,552       33,459       45,310       32,419     24,305    (10,911)    69,661
                                           ----------   ----------   ----------   ----------   --------   --------   --------
  Income from continuing
    operations(1)(2).....................     119,490      101,391      135,231      106,132     88,668    105,571     52,392
  Income (loss) from discontinued
    operations...........................          --           --           --           --    (28,863)     6,726      3,709
                                           ----------   ----------   ----------   ----------   --------   --------   --------
  Net income.............................  $  119,490   $  101,391   $  135,231   $  106,132   $ 59,805   $112,297   $ 56,101
                                           ==========   ==========   ==========   ==========   ========   ========   ========
RATIO OF EARNINGS TO FIXED CHARGES(3)....       98.0x        91.4x        89.3x        88.5x      73.5x      73.4x     119.2x
                                           ==========   ==========   ==========   ==========   ========   ========   ========
MORTGAGE INSURANCE OPERATING RATIOS:
  Loss ratio(1)..........................        38.8%        38.6%        38.5%        40.5%      41.4%      33.2%       3.1%
  Expense ratio..........................        21.2         25.0         24.9         30.1       28.2       27.0       25.3
                                           ----------   ----------   ----------   ----------   --------   --------   --------
  Combined ratio.........................        60.0%        63.6%        63.4%        70.6%      69.6%      60.2%      28.4%
                                           ==========   ==========   ==========   ==========   ========   ========   ========
CONSOLIDATED BALANCE SHEET DATA (AT
  PERIOD END):
  Total assets...........................  $1,389,146   $1,228,378   $1,304,440   $1,097,421   $985,129   $815,136   $663,215
  Reserve for losses and loss adjustment
    expenses.............................     199,497      185,001      192,087      173,885    135,471     94,002     78,045
  Long-term obligations..................          --           --           --           --         --         --         --
  Shareholders' equity...................     965,711      818,530      870,503      687,178    575,300    513,583    399,489
PMI OPERATING AND STATUTORY DATA (AT
  PERIOD END):
  Number of policies in force............     690,480      647,074      657,800      612,806    543,924    428,745    347,232
  Default rate...........................        2.03%        1.88%        1.98%        1.88%      1.81%      2.03%      2.38%
  Persistency............................        82.8         87.2         86.4         83.6       70.0       74.6       85.2
  Direct primary insurance in force (in
    millions)............................  $   75,988   $   70,120   $   71,430   $   65,982   $ 56,991   $ 43,698   $ 31,982
  Direct primary risk in force
    (in millions)........................      16,828       14,626       15,130       13,243     11,267      8,676      6,481
  Statutory capital......................     934,208      770,045      824,156      659,402    494,621    456,931    372,568
  Risk-to-capital ratio..................      15.0:1       16.4:1       15.8:1       17.7:1     20.8:1     19.0:1     18.8:1

---------------
(1) In 1991, the Company significantly revised its estimate of the reserve for losses and loss adjustment expenses. The effect of this re-estimate significantly decreased 1991 losses and, therefore, improved the loss ratio. The reserve re-estimate decreased the loss ratio of 1991 by approximately 34 percentage points more than the largest such re-estimate in any of the other years in the five year period ended December 31, 1995. This 34 percentage point decrease in the loss ratio represented $40.9 million of losses and loss adjustment expenses and $26.6 million of income from continuing operations.

(2) During 1991, the Company increased its tax liabilities and income tax expense by $40.9 million in light of an unfavorable judgment by the U.S. Tax Court. In 1992, the 1991 judgment was overturned, and the Company reevaluated its tax balances and reduced its tax liabilities and income tax expense by $30.9 million.

(3) For purposes of computing the ratio of earnings to fixed charges, "earnings" represent consolidated earnings from continuing operations before income taxes, cumulative effect adjustments and extraordinary items plus fixed charges. "Fixed charges" consist of interest (and the portion of rental expense deemed representative of the interest factor).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF CONSOLIDATED OPERATIONS

Nine months ended September 30, 1996 and 1995

     Net income in the nine months ended September 30, 1996 was $119.5 million, a 17.9% increase over net income of $101.4 million in the nine months ended September 30, 1995. The increase was primarily attributable to increases in premiums earned and investment income (including capital gains) of 21.5% and 13.3%, respectively, partially offset by increases in losses and loss adjustment expenses and operating expenses of 20.7% and 15.2%, respectively. Revenues in the nine months ended September 30, 1996 were $362.4 million, a 21.0% increase over revenues of $299.6 million in the corresponding period of 1995.

     New mortgage insurance written totaled $13.9 billion in the nine months ended September 30, 1996, compared with $10.4 billion in the corresponding period of 1995, a 33.7% increase. The increase in new insurance written resulted from the number of new mortgage insurance policies issued increasing by 28.7%, to 111,350 policies in the nine months ended September 30, 1996, from 86,550 policies in the corresponding period in 1995, and an increase in the average loan size to $125,000 from $120,000. Net mortgage insurance written (after quota share reinsurance) increased by 50.0% to $13.2 billion in the nine months ended September 30, 1996 from $8.8 billion in the nine months ended September 30, 1995. A contributing factor in this increase was the reduction in certain quota share reinsurance on new insurance writings. Effective for new policies written in 1996, PMI reduced its percentage of quota share cessions from approximately 15% in 1995 to 5% in 1996.

     One of the factors contributing to the increase in new policies issued was the growth in market share in the nine months ended September 30, 1996 compared with the nine months ended September 30, 1995. PMI's market share of new insurance written increased to 14.2% in the first nine months of 1996 from 13.2% in the corresponding period of 1995 (as reported in Inside Mortgage Finance). A second factor contributing to the increase in new policies issued was the growth in the total number of loan originations in the mortgage insurance industry in 1996 compared with the corresponding period of 1995, which was caused in part by increased refinancing activity in the first half of 1996. Refinancing as a percentage of PMI's new insurance written increased by 9.5 percentage points, to 18.6% in the nine months ended September 30, 1996 from 9.1% in the corresponding period of 1995.

     PMI's persistency rate (percentage of insurance remaining in force from one year prior) decreased 4.4 percentage points as of September 30, 1996 from the September 30, 1995 rate, to 82.8% from 87.2%. This decrease is primarily attributable to the increase in policy cancellations from mortgage refinancing activity. The decreased persistency contributed to a slower growth of insurance in force, to a total of $76.0 billion at September 30, 1996, from $70.1 billion at September 30, 1995. The growth rate of insurance in force from one year prior decreased to 8.4% at September 30, 1996 from 10.1% at September 30, 1995.

     Mortgage insurance net premiums written were $236.7 million in the nine months ended September 30, 1996, compared with $199.6 million in the corresponding period of 1995, an increase of 18.6%. The increase is attributable to the increase in new insurance written over the 1995 level, higher average premiums resulting from the increasing shift to deeper coverage loans, higher average loan sizes and the growth of insurance in force. New premiums written decreased by 25.2% to $15.1 million in the nine months ended September 30, 1996 from $20.2 million in the corresponding period of 1995, while renewal premiums increased by 22.0% to $251.4 million in the nine months ended September 30, 1996 from $206.1 million in the corresponding period of 1995. The decrease in new premiums written during 1996 resulted primarily from the continuing shift to the monthly premium product.

     The increase in average premiums was caused by an increasing shift to policies with deeper coverage, partially offset by a decline in the use of adjustable rate mortgages ("ARMs"). 95s (mortgages with loan-to-value ratios greater than 90% and equal to or less than 95%) with 30% coverage increased to 41.0% of new insurance written in the nine months ended September 30, 1996 compared with 32.4% in the corresponding period of 1995. Similarly, 90s (mortgages with loan-to-value ratios greater than 85% and equal to or less than 90%) with 25% coverage increased to 42.1% in the nine months ended September 30, 1996 compared with 30.0% in the corresponding period of 1995. ARMs decreased to 12.5% of new insurance written in the nine months ended September 30, 1996 compared with 24.9% in the corresponding period of 1995.

     PMI's monthly premium plan has experienced significant growth since its inception in March of 1994, which is a principal factor in the continuing decline in new premiums written. The monthly plan represented 94.7% of new insurance written in the nine months ended September 30, 1996, up 11.8 percentage points from 82.9% in the corresponding period of 1995. This trend toward the monthly premium product has significantly shifted PMI's premium mix from new to renewals. The monthly product spreads the receipt of premiums over 12 equal monthly payments (which initially reduces the amount of premiums written), compared to the annual prepayment method (where the entire annual premium is recorded as written at the effective date of the policy). For the monthly premium plan, PMI recognizes only the first month's premium as new premium written while subsequent monthly premium payments are recognized as renewal premiums. The monthly premium products have been priced to compensate for the different timing of cash flows (as compared to annual premium products) and the related impact on investment income and, accordingly, have not had a significant effect on the Company's results of operations.

     Refunded premiums increased in the nine months ended September 30, 1996 to $12.3 million from $8.7 million in the nine months ended September 30, 1995 due primarily to the increase in policy cancellations related to the increase in mortgage refinancing volume during the first half of 1996. Ceded premiums written as a percentage of net new, renewal and refunded premiums decreased to 7.0% in the nine months ended September 30, 1996 compared with 10.2% in the corresponding period of 1995, primarily due to the increased amount of new insurance written in 1996 falling under the 5% quota share treaty, rather than the 15% quota share treaty in effect in 1995.

     Mortgage insurance premiums earned increased 20.5% to $255.4 million in the nine months ended September 30, 1996 from $212.0 million in the nine months ended September 30, 1995. This increase is due primarily to the growth in insurance in force in 1996 over 1995, the impact of higher premium rates resulting from the shift to deeper coverage products and the reduction in quota share cessions during 1996.

     The Company's net investment income in the nine months ended September 30, 1996 was $49.9 million compared with $46.4 million in the corresponding period of 1995, an increase of 7.5%. The increase was primarily attributable to the growth in the average amount of invested assets, which resulted from positive cash flows generated by operating activities, partially offset by a decrease in the average investment yield (pretax) to 6.2% in the nine months ended September 30, 1996 from 6.4% in the corresponding period of 1995. Realized capital gains (net of losses) reported a significant increase over 1995, up 39.2% to $14.2 million in the nine months ended September 30, 1996 from $10.2 million in the corresponding period of 1995.

     Mortgage insurance losses and loss adjustment expenses increased to $99.0 million in the nine months ended September 30, 1996 from $81.7 million in the corresponding period of 1995, an increase of 21.2%. This increase was primarily the result of the growth in insurance in force in recent years, increased claim amounts associated with the higher loan sizes and increased default rates in certain areas of the country.

     The majority of claims under PMI policies have historically occurred during the third through the sixth years after issuance of the policies. Insurance written by PMI since January 1, 1993, represented 76.0% of PMI's insurance in force at September 30, 1996, with the 1993 book of business alone representing 24.0%. This substantial volume of PMI's business is beginning to reach its expected peak claim period. Consistent with increasing mortgage principal amounts, claim amounts have risen in recent years. Also, PMI has been experiencing an acceleration in its claim payment process. This acceleration is a result of Fannie Mae's and Freddie Mac's loss mitigation efforts to make earlier determinations regarding claims. Management believes that this is only an acceleration of the timing of payments, and will not increase the number of claims ultimately paid by PMI. In addition to claim increases, PMI's default rate has increased to 2.03% at September 30, 1996 from the September 30, 1995 rate of 1.88%.

     Default rates on PMI's California policies decreased to 3.63% at September 30, 1996, from 3.81% at September 30, 1995. Policies written in southern California in the years 1989 through 1993, which are in the historically highest claim period, are also generally believed to have been written at the high point of southern California real estate prices. The California economy continues to recover more slowly than anticipated when those policies were issued, and, as a result, California defaults for each of the policy years since 1989 may continue to experience an average default rate higher than the national average default rate.

     Mortgage insurance underwriting and other expenses increased slightly to $50.3 million in the nine months ended September 30, 1996, from $50.0 million in the nine months ended September 30, 1995, or 0.6%. This marginal increase, in contrast to the higher growth rate in new insurance written, is primarily the result of management's focus on controlling expenses.

     The mortgage insurance loss ratio (ratio of incurred losses to net premiums earned) increased to 38.8% in the nine months ended September 30, 1996, compared with 38.6% in the corresponding period of 1995 due, in part, to the increase in losses and loss adjustment expenses as discussed above. The expense ratio (ratio of underwriting expenses to net premiums written) reported an improvement over 1995, dropping to 21.2% in the nine months ended September 30, 1996 from 25.0% in the corresponding period of 1995, resulting in a combined ratio of 60.0% in 1996, 3.6 percentage points better than the 1995 ratio of 63.6%.

     Title insurance premiums earned increased 29.0% to $37.8 million in the nine months ended September 30, 1996, compared with $29.3 million in the corresponding period of 1995. This improvement was due to expansion efforts of the title business, as well as the overall improvement in the volume of residential mortgage originations. Underwriting and other expenses increased 26.7% to $33.7 million in the nine months ended September 30, 1996, compared to $26.6 million in the corresponding period of 1995. This increase is directly attributable to the increase in premiums earned. The title insurance combined ratio decreased to 92.5% in 1996 from 95.6% in 1995. The title insurance industry expense ratios are much higher than those experienced in the mortgage insurance industry primarily because the commission rates paid to title agencies and attorneys are substantially higher than those paid to mortgage insurance sales personnel, and because of the lack of renewal business to help absorb underwriting costs.

     Other income, primarily revenues generated by MSC, increased to $5.1 million in the nine months ended September 30, 1996 from $1.7 million in the corresponding period of 1995. This growth is primarily due to increased mortgage services operations resulting from higher refinancing activity and expansion of its contract underwriting services.

     The Company's effective tax rate increased to 28.9% in the nine months ended September 30, 1996, compared to 24.8% in the corresponding period of 1995. The benefits of tax-preference investment income and other permanent differences reduced the effective rates below the statutory rate of 35% during both periods. The increase in the effective rate in 1996 over 1995 was due to a greater portion of operating income generated from insurance operations rather than tax-free bond income, the state tax effect of PMI's $25.0 million dividend and transfer of APTIC to TPG, and a shift in the mix of the investment portfolio to a greater portion of taxable fixed income bonds.

Years ended December 31, 1995 and 1994

     Net income in 1995 was $135.2 million, a 27.4% increase over 1994 net income of $106.1 million. The increase was primarily attributable to increases in premiums earned and investment income (including capital gains) of 10.9% and 23.6%, respectively, and a decrease in operating expenses of 5.0%, partially offset by an increase in losses and loss adjustment expenses of 8.6%. Revenues in 1995 were $405.0 million, a 12.5% increase over revenues of $360.0 million in 1994.

     New mortgage insurance written totaled $14.5 billion in 1995, compared with $18.4 billion in 1994, a 21.2% decrease. The decrease in new insurance written resulted from the number of new mortgage insurance policies written declining by 23.3%, to 119,600 policies in 1995 from 156,000 policies in 1994. One of the factors contributing to this decrease was the drop in refinancing activity in 1995 versus 1994. Refinancings showed a significant decrease of 56.4% to 12,300 policies in 1995 from 28,200 policies in 1994. Refinancing as a percentage of new insurance written decreased by 6.8 percentage points, to 11.5% in 1995 from 18.3% in 1994. The number of policies written for new purchases also dropped in 1995 from the 1994 level, to 107,300 from 127,800, a 16.0% decline. Management believes that a second contributing factor to the decline in total new insurance written was PMI's reluctance to aggressively participate in a market which displayed a deteriorating trend in borrower credit quality beginning in late 1994 and continuing into 1995. PMI's market share of new insurance written in 1995 declined to 13.2%, compared to 14.0% in 1994 (as reported in Inside Mortgage Finance).

     PMI's persistency rate increased 2.8 percentage points in 1995 over the 1994 rate, to 86.4% from 83.6%. This increase is primarily attributable to the decrease in refinancing activity in 1995. The increased persistency contributed to the growth of insurance in force to $71.4 billion at December 31, 1995, from $66.0 billion at December 31, 1994. Growth in insurance in force continued during 1995 at a slower pace than the 1994 growth level, 8.2% in 1995 versus 15.8% in 1994, primarily due to the decrease in new insurance written.

     Mortgage insurance net premiums written in 1995 were $273.7 million, compared with $232.3 million in 1994, an increase of 17.8%. The increase is primarily attributable to higher renewal premiums due to improved persistency and to a decline in ceded and refunded premiums, partially offset by a decline in new premiums written. The decline in new premiums written in 1994 was due to the decrease in new insurance written in 1995 from 1994, and the increasing usage of the monthly premium plan in 1995, which represented 85.2% of new insurance written in 1995, up 48.2 percentage points from the 1994 level of 37.0%. The increase in net premiums written is also attributable to higher average premiums for new insurance written during 1995 compared with 1994. The higher average premiums were caused by an increasing shift to 95s with deeper coverage, partially offset by a decline in the use of ARMs. 95s with 30% coverage increased to 34.7% of new insurance written in 1995 compared with 1.2% in 1994, while ARMs decreased to 21.3% of new insurance written in 1995 compared with 29.7% in 1994.

     Refunded premiums in 1995 decreased by 15.0% to $12.5 million from $14.7 million in 1994 due primarily to the decrease in refinancing volume during 1995. Ceded premiums written as a percentage of net new, renewal and refunded premiums has decreased to 9.2% in 1995 compared to 10.4% in 1994, due primarily to reduced ceding percentages under quota share reinsurance treaties.

     Mortgage insurance premiums earned increased 15.0% to $288.5 million in 1995 from $250.9 million in 1994. This increase is due primarily to the growth in insurance in force in 1995 over 1994 and the impact of higher premium rates from the shift to deeper coverage products.

     The Company's net investment income in 1995 was $62.0 million compared with $56.8 million in 1994, an increase of 9.2%. The increase was primarily attributable to the growth in the average amount of invested assets, which resulted from positive cash flows generated by operating activities, partially offset by a decrease in the effective yield. The average effective yield (pretax) on the portfolio's invested value during 1995 decreased to 6.5% from 6.9% in 1994, primarily due to an increasing portion of the portfolio being invested in lower yielding, tax-exempt municipal bonds. Realized capital gains (net of losses) reported a significant increase over 1994, up $8.8 million to $11.9 million in 1995 from $3.1 million in 1994. This increase is consistent with the 1995 stock market performance.

     Mortgage insurance losses and loss adjustment expenses increased to $111.0 million in 1995 from $101.6 million in 1994, an increase of 9.3%. This increase was primarily the result of the growth in insurance in force in recent years and the increased default rates and claim amounts in certain areas of the country, particularly California where the default on PMI's California policies increased to 4.08% at December 31, 1995, from 3.72% at December 31, 1994.

     Consistent with increasing mortgage principal amounts, claim amounts have risen in recent years, while PMI's book of business continues to mature into the higher-frequency claim period. Insurance written by PMI since January 1, 1993, represented 69.2% of PMI's insurance in force at December 31, 1995. In addition, PMI's default rate has increased over the 1994 level by 10 basis points, from 1.88% to 1.98% at December 31, 1995.

     Mortgage insurance underwriting and other expenses decreased 2.7% to $68.0 million in 1995 from $69.9 million in 1994. This decrease is primarily the result of the decrease in new insurance written in 1995.

     The mortgage insurance loss ratio decreased to 38.5% in 1995, compared with 40.5% in 1994 due, in part, to a $20.7 million decrease in prior year reserves recorded in 1995. The expense ratio also reported an improvement over 1994, dropping to 24.9% in 1995 from 30.1% in 1994, resulting in a combined ratio of 63.4% in 1995, 7.2 percentage points better than the 1994 ratio of 70.6%.

     Title insurance premiums earned decreased 11.2% to $40.3 million in 1995, compared with $45.4 million in 1994. Underwriting and other expenses decreased 9.9% to $36.5 million in 1995, compared to $40.5 million in 1994. These decreases are attributable to an overall decline in the volume of residential mortgage originations. The title insurance combined ratio increased slightly to 95.4% in 1995 from 94.1% in 1994.

     Other income, primarily revenues generated by MSC, decreased to $2.3 million in 1995 from $3.8 million in 1994, a 39.5% decline. This decrease is primarily due to reduced mortgage services operations resulting from lower refinancing activity.

     The Company's effective tax rate was 25.1% in 1995, compared to 23.4% in 1994. The benefits of tax-preference investment income and other permanent differences reduced the effective rates below the statutory rate of 35% during both periods. The increase in the effective rate in 1995 over 1994 was primarily due to a greater portion of operating income generated from insurance operations rather than tax-free bond income.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

     Liquidity and capital resource considerations are different for TPG and PMI, its principal insurance operating subsidiary, as discussed below.

     TPG's principal sources of funds are dividends from PMI and APTIC, cash and investment income thereon and funds that may be raised from time to time in the capital markets. TPG does not expect that Residential Guaranty Co. ("RGC"), TPG's reinsurance subsidiary, will be in a position to pay dividends to TPG for at least the foreseeable future. Also, in February 1996, TPG executed two credit agreements totaling $50.0 million. At September 30, 1996, $5.0 million in borrowings and at October 31, 1996, $15.0 million in borrowings were outstanding under one of the credit agreements. On July 1, 1996, PMI transferred its ownership in APTIC to TPG through a dividend.

     TPG's principal uses of funds are the payment of dividends to shareholders, payment of operating expenses, repurchase of TPG's common stock and any additional investments in the Company's current or future subsidiaries.

     As of September 30, 1996, TPG had approximately $39.1 million of unrestricted funds available for the payment of future dividends to shareholders, corporate expenses and other costs. This amount has increased substantially from the December 31, 1995 amount due to the receipt of the $25.0 million dividend from PMI, less a $7.0 million capital contribution to RGC. See "Dividend Limitations" below.

     The principal sources of funds for PMI and RGC are premiums received on new, renewal and assumed business, commissions on ceded business and reimbursement of losses from reinsurers, and amounts earned from the investment of this cash flow. The principal uses of funds by PMI and RGC are the payment of claims and related expenses, reinsurance premiums, other operating expenses and, for PMI, dividends to TPG.

     In the mortgage guaranty insurance industry, liquidity refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including premiums received and investment income, in order to meet its financial commitments, which are principally obligations under the insurance policies it has written. Liquidity requirements are influenced significantly by the level and severity of claims. The Company's operations generally do not require significant amounts of capital expenditures.

     PMI generates substantial cash flows from operations as a result of premiums being received in advance of the time when claim payments are required. Cash flows generated from PMI's operating activities totaled $54.9 million and $71.1 million in the nine months ended September 30, 1996 and 1995, respectively. Operating cash flows decreased during 1996 due to the increased usage of the monthly premium product. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly-liquid securities, have historically met the liquidity requirements of PMI, as evidenced by the growth in its investment portfolio. PMI's investment portfolio was $1,083.4 million at September 30, 1996, compared with $1,026.7 million at September 30, 1995. Significant increases in claims, which could result from adverse economic conditions, could create increased liquidity requirements for PMI. Should PMI experience any temporary cash flow shortfall due to significantly higher than anticipated claims, or for other reasons, management anticipates funding such shortfall through sales of investments. In addition to claim requirements, management has committed approximately $10 million over a three year period for systems development and enhancement. This cash requirement will be provided by operating activities.

     The Company's investment strategy is the result of various interrelated investment considerations including protection of principal, appreciation potential, tax consequences, and yield. The Company typically maintains its investment portfolio with a longer average duration than its anticipated claims development in order to achieve higher yields. The Company has found this strategy to be cost effective because any cash mismatch would be met by cash generated from operations or sales of investments.

     Consolidated reserve for losses and loss adjustment expenses increased from $192.1 million at December 31, 1995, to $199.5 million at September 30, 1996, an increase of $7.4 million, or 3.9%, primarily due to increasing defaults resulting from the growth in mortgage insurance in force discussed above.

     Consolidated unearned premiums decreased from $140.3 million at December 31, 1995, to $117.7 million at September 30, 1996, a decrease of $22.6 million, or 16.1%. This decrease was primarily a result of the increase of mortgage insurance in force written under the monthly premium plan, which does not generate significant unearned premiums.

     Consolidated shareholders' equity increased from $870.5 million at December 31, 1995, to $965.7 million at September 30, 1996, an increase of $95.2 million, or 10.9%. This increase consisted of $119.5 million of net income and stock options exercised of $1.0 million, offset by a decrease of $15.7 million in net unrealized gains on investments available for sale (net of tax), dividends declared of $5.3 million and treasury stock purchases of $4.3 million during the nine months ended September 30, 1996.

     PMI's risk-to-capital ratio at September 30, 1996, was 15.0:1, compared to 15.8:1 at December 31, 1995. On October 1, 1996, PMI notified Centre Reinsurance Company of New York and Centre Reinsurance International Company (collectively, "Centre Re") that PMI was terminating and commuting its quota share reinsurance agreement with Centre Re (the "Centre Re Agreement") effective December 31, 1996. Had the Centre Re Agreement not been in effect as of September 30, 1996, PMI's risk-to-capital ratio at such date would have been 16.3:1.

DIVIDEND LIMITATIONS

     TPG is largely dependent on dividends from PMI to meet TPG's debt service obligations, including its obligations with respect to the Notes. The ability of PMI to pay dividends to TPG is dependent on business conditions, income, cash requirements of PMI and other relevant factors. Limitations on PMI's risk-to-capital ratio imposed by its runoff support agreement and certain state insurance regulatory authorities also effectively limit PMI's ability to pay dividends, because the payment of dividends reduces statutory capital. Under the most restrictive of these risk-to-capital limitations, PMI would be precluded from paying a dividend if, after the payment of such dividend, its risk-to-capital ratio would equal or exceed 23:1.

     PMI's ability to pay dividends is also limited under Arizona law and, as PMI is currently commercially domiciled in California, under California law. Due to a change in California law, effective as of January 1, 1997, PMI will no longer be deemed to be commercially domiciled in California. The insurance laws of Arizona provide that (i) PMI may pay dividends out of available surplus and
(ii) without prior approval of the Arizona Insurance Director, such dividends during any 12-month period shall not exceed the lesser of 10% of policyholders' surplus as of the preceding year-end or the last calendar year's net investment income. Available surplus includes paid-in surplus and accordingly, at December 31, 1995, the most constraining limitation of Arizona law was the limitation based on 10% of policyholders' surplus. In accordance with Arizona law, PMI was permitted to pay ordinary dividends to TPG of $29.3 million in 1996, all of which has been paid.

                              DESCRIPTION OF NOTES

     The 6 3/4% Notes Due November 15, 2006 (the "Notes") will be issued under an Indenture (the "Indenture"), to be entered into by TPG and The Bank of New York, as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to the detailed provisions of the Indenture, a copy of the form of which is filed as an exhibit to the Registration Statement and to which reference is hereby made for a full description of such provisions and for other information regarding the Notes. Section references below are to the Indenture. Capitalized terms used but not defined herein have the meanings ascribed to them in the Indenture. Whenever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as part of the statements made and the statements are qualified in their entirety by such reference.

GENERAL

     The Notes will be unsecured obligations of TPG, ranking equally with all other unsecured and unsubordinated indebtedness of TPG, will be limited to an aggregate principal amount of $100,000,000 and will mature on November 15, 2006. The Indenture does not limit the amount of additional unsecured indebtedness that TPG may incur.

     Interest will be payable semi-annually on May 15 and November 15 of each year commencing May 15, 1997, to the registered Holders of Notes on the preceding May 1 and November 1, respectively. The Notes will bear interest from November 15, 1996 at the rate per annum set forth on the cover page of this Prospectus. (Section 301)

     Initially, the Notes will be issued in the form of one or more Global Notes registered in the name of The Depository Trust Company ("DTC" or the "Depositary") or its nominee. In certain limited circumstances, such Global Notes may be exchanged for individual certificated Notes in fully registered form without coupons in denominations of $1,000 and integral multiples thereof. See "Book-Entry System" below. (Sections 301, 302, 303 and 305)

     The principal of and interest on the Notes will be payable, the transfer of Notes will be registrable and the Notes may be presented for exchange, at the office of the Trustee in the Borough of Manhattan, The City of New York. If the Notes are no longer represented by Global Notes, payment of interest may, at the option of TPG, be made by check mailed to the address of the Person entitled thereto. No service charge will be made for any transfer or exchange of Notes, but TPG may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 301, 305 and
1002)

     No sinking fund is provided for the Notes, and the Notes are not redeemable prior to maturity. (Section 301)

     TPG is a holding company and is dependent upon dividends from its subsidiaries to provide funds to permit the payment of TPG's obligations under the Notes. In addition, the claims of creditors of TPG, including the claims of Holders of Notes, are effectively subordinated to the claims of creditors, who may include policyholders, of TPG's present and future subsidiaries, including PMI.

RESTRICTIVE COVENANTS

Limitations on Liens

     Under the Indenture, so long as any Notes are outstanding, TPG will not, and will not permit any Subsidiary to, directly or indirectly, create, issue, assume, incur or guarantee any indebtedness for money borrowed which is secured by a lien, mortgage, pledge, security interest or other encumbrance of any nature ("Lien") on any of the present or future capital stock of any Designated Subsidiary (or any Subsidiary of TPG having direct or indirect control of any Designated Subsidiary) which capital stock is owned directly or indirectly by TPG unless the Notes (and, if TPG so elects, any other indebtedness of TPG ranking at least pari passu with the Notes) shall be secured equally and ratably with or prior to such other secured debt so long as it is outstanding. The term "Designated Subsidiary" means PMI, so long as it remains a Subsidiary, or any Subsidiary which is a successor thereto. (Section 1008(a))

Limitations on Disposition of Stock of a Designated Subsidiary

     Under the Indenture, so long as any Notes are Outstanding, TPG will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any Designated Subsidiary (or of any corporation having direct or indirect control of any Designated Subsidiary) except (subject to the covenant relating to consolidations, mergers, transfers and leases described in the following paragraph) for (i) a sale, transfer or other disposition of any capital stock of any Designated Subsidiary to a wholly-owned Subsidiary of TPG; (ii) a sale, transfer or other disposition of the entire capital stock of any Designated Subsidiary for at least fair value (as determined by the Board of Directors of TPG acting in good faith); or (iii) a sale, transfer or other disposition of the capital stock of any Designated Subsidiary for at least fair value (as determined by the Board of Directors of TPG acting in good faith) if, after giving effect thereto, TPG and its Subsidiaries would own more than 80% of the issued and outstanding voting stock of such Designated Subsidiary. (Section 1008(b))

Mergers, Consolidations and Certain Sales of Assets

     TPG shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, transfer or lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, transfer, lease or disposal of all or substantially all of the properties and assets of TPG and its Subsidiaries on a consolidated basis to any other Person or group of affiliated Persons, unless: (i) in a transaction in which TPG does not survive or in which TPG sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to TPG is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of TPG's obligations under the Indenture; (ii) after giving effect to such transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (iii) if, as a result of any such transaction, capital stock of any Designated Subsidiary (or any Subsidiary of TPG having direct or indirect control of any Designated Subsidiary) would become subject to a Lien prohibited by the covenant described under "-- Limitations on Liens" above, TPG or the successor entity to TPG shall have secured the Notes as required by such covenant; and (iv) certain other conditions are met. (Section
801)

EVENTS OF DEFAULT AND NOTICE

     An Event of Default is defined in the Indenture to be (i) a default for 30 days in the payment of any interest upon any of the Notes when due; (ii) a default in the payment of the principal of any of the Notes when due; (iii) a default by the Company in the performance, or breach, of any of its other covenants in the Indenture which has not been remedied by the end of a period of 60 days after written notice to TPG by the Trustee or to TPG and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes; (iv) a default under any indebtedness for money borrowed by TPG or any Designated Subsidiary if (A) such default either (1) results from the failure to pay the principal of any such indebtedness at its stated maturity or (2) relates to an obligation other than the obligation to pay the principal of such indebtedness at its stated maturity and results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, (B) the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at stated maturity or the maturity of which has been so accelerated, aggregates $15,000,000 or more at any one time outstanding and (C) such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within 10 business days after written notice as provided in the Indenture; and (v) certain events of bankruptcy, insolvency or reorganization relating to TPG. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(v) of the preceding paragraph) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (v) of the preceding paragraph occurs, the Outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502) For more information as to waiver of defaults, see "Modification and Waiver".

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of or interest on such Note on or after the respective due dates expressed in such Note. (Section 508)

     TPG will be required to furnish to the Trustee annually a statement as to the performance by TPG of its obligations under the Indenture and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVER

     The Indenture provides that TPG and the Trustee may, without the consent of any Holders of the Notes, enter into supplemental indentures for the purposes, among other things, of evidencing the succession of another Person to TPG, of adding to TPG's covenants, of adding additional Events of Default, or of curing ambiguities or inconsistencies in the Indenture if such action will not adversely affect the interests of the Holders of the Outstanding Notes in any material respect. (Section 901)

     The Indenture also contains provisions permitting TPG and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes, to enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or modifying in any manner the rights of the Holders of the Notes, except that no such modification or amendment may, without the consent of the Holders of each of the Outstanding Notes affected thereby, among other things, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note; (ii) reduce the principal amount of, or the rate of interest on, any Note; (iii) change the place of payment where, or the coin or currency in which, the principal of any Note or any interest thereon is payable; (iv) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof; (v) reduce the percentage in principal amount of the Outstanding Notes, the consent of whose Holders is required for any such modification or amendment of the Indenture or for any waiver of compliance with certain provisions of, or of certain defaults under, the Indenture; or (vi) modify the foregoing requirements. (Section 902)

     The Holders of a majority in principal amount of the Outstanding Notes may on behalf of the Holders of all the Notes waive compliance by TPG with certain restrictive provisions of the Indenture. (Section 1009) The Holders of a majority in principal amount of the Outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default in the payment of the principal of or any interest on any Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Note affected. (Section 513)

DEFEASANCE

     TPG, at TPG's option, (i) will be discharged from any and all obligations in respect of the Notes (except for certain obligations to register the transfer of Notes or the exchange of Notes to replace destroyed, stolen, lost or mutilated Notes, and to maintain Paying Agents and hold moneys for payment in trust) or (ii) will be released from its obligations with respect to the Notes under the covenants described under "Restrictive Covenants", and the occurrence of an event described in clause (iii) under "Events of Default and Notice" above with respect to any such covenant shall no longer be an Event of Default if, in either case, TPG deposits with the Trustee, in trust, money or U.S. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of and interest on the Outstanding Notes on the dates such payments are due in accordance with the terms of the Notes. Such a defeasance under clause (i) or (ii) above may only be effected if, among other things, (a) no Event of Default or event which with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause (v) under "Events of Default and Notice" above or event which with the giving of notice or lapse of time or both would become an Event of Default described under such clause (v) shall have occurred and be continuing at any time during the period ending on the 90th day following such date of deposit, (c) TPG shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount in the same manner and at the same times as if such defeasance had not occurred, (d) TPG shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, and (e) certain other customary conditions precedent are satisfied. Such opinion, in the case of a defeasance as described under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. In the event TPG omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture as described under clause (ii) above and the Notes are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, TPG will remain liable in respect of such payments. (Article Eleven)

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more registered securities (each a "Global Note") which will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or the Depositary's nominee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to the Depositary, a nominee of the Depositary, a successor to the Depositary or a nominee of that successor. (Sections 303, 305)

     The Depositary has advised TPG as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance of the Global Note, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Note to the accounts of participants. The accounts to be credited will be designated by the Underwriters of the Notes. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or such participants (with respect to the owners of beneficial interests in the Global Note who own such interests through participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Note.

     So long as the Depositary, or its nominee, is the registered Holder and owner of the Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or Holders of any Notes under the Indenture or the Global Note. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its beneficial interest, to exercise any rights of a Holder of Notes under the Indenture or the Global Note. TPG understands that under existing industry practice in the event TPG requests any action of Holders of Notes or an owner of a beneficial interest in the Global Note desires to take any action that the Depositary, as the Holder of the Global Note, is entitled to take, the Depositary would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Payment of principal of and interest on Notes represented by the Global Note registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and Holder of the Global Note.

     TPG expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depositary. TPG also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Neither TPG nor the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationships between such participants and the owners of beneficial interests in the Global Note owning through such participants.

     The Notes represented by the Global Note may be exchanged for individual certificated Notes in definitive form in denominations of $1,000 and any integral multiple thereof if (i) the Depositary notifies TPG that it is unwilling or unable to continue as depositary for the Global Note or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, (ii) TPG in its sole discretion at any time determines not to have all of the Notes represented by the Global Note and notifies the Trustee thereof, or
(iii) an Event of Default has occurred and is continuing with respect to the Notes. Any Global Note that is exchangeable pursuant to the preceding sentence will be exchanged for certificated Notes issued in authorized denominations and registered in such names as the Depositary shall direct. (Sections 302 and 305)

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made in immediately available funds. All payments of principal and interest will be made by TPG in immediately available funds so long as the Notes are represented by Global Notes.

CONCERNING THE TRUSTEE

     The Bank of New York will act as Trustee under the Indenture. The Trustee maintains an office at 101 Barclay Street, New York, New York 10286 for the transfer and exchange of and the payment of principal of and interest on the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, TPG has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                                                           PRINCIPAL AMOUNT
                                 UNDERWRITER                                   OF NOTES
    ---------------------------------------------------------------------  ----------------
    Goldman, Sachs & Co..................................................    $ 50,000,000
    Morgan Stanley & Co. Incorporated....................................      50,000,000
                                                                              -----------
              Total......................................................    $100,000,000
                                                                              ===========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and to pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Settlement for the Notes will be made in immediately available funds, and secondary trading in the Notes will settle in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment".

     The Notes are a new issue of securities with no established trading market. TPG has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     TPG has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF THE NOTES

     The validity of the Notes will be passed upon for TPG by Orrick, Herrington & Sutcliffe LLP, San Francisco, California, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

           ---------------------------------------------------------
           ---------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information...................     2
Incorporation by Reference..............     3
The Company.............................     3
Use of Proceeds.........................     4
Capitalization..........................     4
Industry Overview.......................     5
Business................................     5
Selected Financial and Operating Data...     7
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................     9
Description of Notes....................    16
Underwriting............................    22
Validity of the Notes...................    22
Experts.................................    22

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                                  $100,000,000

                              THE PMI GROUP, INC.

                                6 3/4% NOTES DUE
                               NOVEMBER 15, 2006
                         ------------------------------

                                     (LOGO)

                         ------------------------------

                              GOLDMAN, SACHS & CO.

                              MORGAN STANLEY & CO.
                                 INCORPORATED
           ---------------------------------------------------------
           ---------------------------------------------------------